ORRICK, HERRINGTON & SUTCLIFFE LLP COLUMBIA CENTER 1152 15TH STREET, N.W. WASHINGTON, D.C. 20005-1706 tel +1-202-339-8400 fax +1-202-339-8500 www.orrick.com

February 15, 2011                                          Mark R. Riccardi
                                                (202) 339-8431
                                                mriccardi@orrick.com

VIA ELECTRONIC FILING AND HAND DELIVERY

Ms. Lauren Nguyen
Attorney Advisor
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Mail Stop 3561
Washington, DC  20549

Re:          Fixed Income Client Solutions LLC
Registration Statement on Form S-3
Filed January 12, 2011, SEC File No. 333-171670

Dear Mr. Webb:

On behalf of Fixed Income Client Solutions LLC (“FICS” or the “registrant”), this letter responds to your letter dated February 7, 2011 to James Kelligrew providing comments on the above-referenced registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2011.  For your convenience, each of your comments has been reproduced below, followed by the registrant’s response.

Registration Statement
General

Comment 1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I.A.4. of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:
Neither the depositor nor any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has previously engaged in the issuance of asset backed securities involving the same asset class as the assets that will back the notes.  For the purposes of this response, the term “same asset class”

Ms. Lauren Nguyen
February 15, 2011

refers to asset pools consisting of securities, other than asset-backed securities, issued by unaffiliated underlying issuers.

Comment 2.
Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.  Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K.  Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement.  Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Response:	The registrant confirms that unexecuted forms of the finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.

Comment 3.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Response:	The registrant confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

Comment 4.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:	The registrant confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated at this time to be included in an actual takedown.

Ms. Lauren Nguyen
February 15, 2011

Prospectus Supplement
Cover Page

Comment 5.
We note from your disclosure on page S-16 of the prospectus supplement and page 27 of the base prospectus that the underlying securities may consist of a variety of asset types.  Please revise the cover page of the prospectus supplement to provide clearer disclosure of the asset types in the related takedown.  Refer to Item 1102(c) of Regulation AB.

Response:	The registrant has revised the cover page of the prospectus supplement to provide clearer disclosure of the asset types that may constitute the underlying assets in any given takedown.

Comment 6.
We note that you may call the trusts Corporate Repackaging Trust Certificates, Series 20[  ], even though the underlying assets may include debt securities that are not corporate debt.  Please tell us why you believe this is appropriate and consider revising for greater clarity.

Response:
The registrant has revised the Registration Statement to provide greater clarity in circumstances where the trusts include debt securities that are not corporate debt among the underlying assets.  Specifically, when referring to the name of the trust, the registrant has placed the word “Corporate” in brackets, to be used only when the underlying assets include corporate debt.

Summary, page S-4

Comment 7.	Please revise here and in the base prospectus to disclose the expiration date of the FDIC guarantee.

Response:
The registrant has concluded that it will not include securities guaranteed by the FDIC under the Temporary Liquidity Guarantee Program among the underlying assets.  As such, the registrant has removed all references to the FDIC’s Temporary Liquidity Guarantee Program from the base prospectus and prospectus supplement.

Comment 8.	Please revise to disclose in the summary that you will not independently determine whether the underlying securities will comply with the requirements of the TLG program.

Response:	The registrant has concluded that it will not include securities guaranteed by the FDIC under the Temporary Liquidity Guarantee Program among the underlying

Ms. Lauren Nguyen
February 15, 2011

assets. As such, the registrant has removed all references to the FDIC’s Temporary Liquidity Guarantee Program from the base prospectus and prospectus supplement.

The Interest of the Certificateholders, page S-13

Comment 9.	Please revise to remove the last paragraph of this risk factor on page S-14, as we believe it seeks to inappropriately shift the due diligence duty onto the investors.

Response:	The registrant has revised the Registration Statement to remove the last paragraph of this risk factor.

Underlying Securities, page S-18

Comment 10.
We note your disclosure on page S-19 and elsewhere in the prospectus supplement and base prospectus that the terms of the FDIC guarantee under the TLGP and the terms and conditions of the TLGP are subject to change.  Please confirm that if such changes have occured you will disclose the updated terms and conditions in the related takedown.

Response:
The registrant has concluded that it will not include securities guaranteed by the FDIC under the Temporary Liquidity Guarantee Program among the underlying assets.  As such, the registrant has removed all references to the FDIC’s Temporary Liquidity Guarantee Program from the base prospectus and prospectus supplement.

Description of the Trust Agreements, page S-29

Comment 11.
We note your disclosure that the final agreements will be file "following" the issuance and sale of the certificates.  Please revise to state that the final agreements will be files simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.

Response:
The registrant confirms that unexecuted forms of the final agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K.  The registrant has revised the Registration Statement to reflect the approach described above.

Ms. Lauren Nguyen
February 15, 2011

We have attached for your reference a copy of the amendment to the Registration Statement incorporating the changes discussed above and marked to show changes from the original Registration Statement.  Should you have any questions or need additional information, please do not hesitate to contact James Whang, Treasurer of Fixed Income Client Solutions LLC, at (877) 421-7858, or Mark Riccardi, of Orrick, Herrington & Sutcliffe LLP, at (202) 339-8431.

Respectfully yours,

/s/ Mark R. Riccardi

Mark R. Riccardi

cc:            John Stickel
James Kelligrew

Enclosures